SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 4)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Dov Charney

American Apparel, Inc.

747 Warehouse Street

Los Angeles, California 90021

(213) 488-0226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

David J. Johnson, Jr., Esq.

John Laco, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071

(213) 430-6000

February 18, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,009,689

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,009,689

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,009,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 51.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, dated March 13, 2009 and filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 14, 2009 and filed by the reporting person with the SEC on April 16, 2009, and Amendment No. 3 thereto, dated December 7, 2010 and filed by the reporting person with the SEC on December 7, 2010 (collectively with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

The information under Item 6 of the Schedule 13D under the subheading “Voting Agreement and Amendment to Lion Warrant” is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)     The response to Item 5 of the Schedule 13D is hereby amended and supplemented by replacing subsections (a) and (b) in their entirety with the following:

The reporting person directly beneficially owns 41,009,689 shares of Common Stock, representing approximately 51.8% of the outstanding shares of Common Stock based on the Issuer having 79,109,694 shares of Common Stock outstanding as of February 3, 2011.  The reporting person has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by the reporting person.

As a result of the Investment Voting Agreement (as defined in Item 6), the reporting person and Lion Capital (Guernsey) II Limited, a Guernsey limited company (“Lion”), may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns approximately 57,009,689 shares of Common Stock, or 72.1% of the Issuer’s total number of shares of Common Stock outstanding as of February 3, 2011 (after giving effect to the issuance of the full 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant (as defined in Item 6) and the Voting Agreement (as defined in Item 6)), for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is a member of a group with Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any Common Stock beneficially owned by Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Voting Agreement and Amendment to Lion Warrant

On February 18, 2011 (the “Amendment Effective Date”), the Issuer entered into a Fifth Amendment (the “Fifth Amendment”) to the Credit Agreement dated as of March 13, 2009 (as modified by that certain Resignation, Waiver, Consent and Appointment Agreement dated as of March 31, 2009, the Waiver dated as of September 30, 2009, the First Amendment, dated as of December 30, 2009, the Second Amendment dated as of March 31, 2010, the Third Amendment dated as of June 23, 2010, the Fourth Amendment dated as of September 30, 2010, and the Waiver dated as of January 31, 2011, the “Lion Credit Agreement”), among the Issuer, the Facility Guarantors (as defined in the Lion Credit Agreement) from time to time party thereto, Wilmington Trust FSB, in its capacity as administrative agent and in its capacity as collateral agent thereunder, and the lenders from time to time party thereto.  The Fifth Amendment, among other things, requires the Issuer, promptly after the Amendment Effective Date or, if it is determined by the Issuer, in consultation with the lenders under the Lion Credit Agreement, that stockholder approval is required therefor, then no later than April 30, 2011, to enter into an amendment to the Lion Warrant effective immediately or, only to the extent required therefor, immediately upon receipt of such stockholder approval, to extend the term of the Lion Warrant to 11:59 p.m., New York City time, on February 18, 2018 and to adjust the exercise price to $1.11 per share, subject to the anti-dilution adjustments and such other adjustments as described therein.  If stockholder approval is required for any of the exercise price adjustments described in the Fifth Amendment, the Issuer also agreed, as promptly as reasonably practicable after the Amendment Effective Date, but no later than April 30, 2011, to prepare and file a proxy statement, and thereafter to mail such proxy statement and hold an annual meeting of its stockholders to approve, and recommend approval of, the adjustments to the exercise price in the Lion Warrant as described therein.

Pursuant to a voting agreement between the reporting person and Lion/Hollywood L.L.C., dated as of February 18, 2011 (the “Voting Agreement”), the reporting person has agreed with Lion/Hollywood L.L.C. to vote, or cause to be voted or a consent to be executed with respect to, any and all shares of Common Stock owned or controlled by him in favor of the shareholder approval pursuant to Section 713 of the NYSE Amex Company Guide of such adjustments to the exercise price.

The foregoing description does not purport to be complete and is qualified in its entirety be reference to the Voting Agreement which is filed herewith as Exhibit I and is incorporated herein by this reference.

Item 7	Material to be Filed as Exhibits.
The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of such Item 7:
Exhibit I

Voting Agreement, dated as of February 18, 2011, between Dov Charney, an individual, and Lion/Hollywood L.L.C., in its capacity as a lender under the Lion Credit Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on February 22, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 1, 2011

/s/ Dov Charney
Dov Charney

EXHIBIT INDEX

Exhibit No.	Description

I

Voting Agreement, dated as of February 18, 2011, between Dov Charney, an individual, and Lion/Hollywood L.L.C., in its capacity as a lender under the Lion Credit Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on February 22, 2011)